UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

File No. 812-14286

FIRST AMENDED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

In the Matter of SEI Investments Management Corporation,

SEI Investments Distribution Co.

SEI Asset Allocation Trust,

SEI Daily Income Trust,

SEI Institutional International Trust,

SEI Institutional Investments Trust,

SEI Institutional Managed Trust,

SEI Insurance Products Trust,

SEI Liquid Asset Trust,

SEI Tax Exempt Trust,

Adviser Managed Trust, and

New Covenant Funds

One Freedom Valley Drive

Oaks, PA 19456

This Amended Application (including exhibits) consists of 20 pages.

Please send all communications, notices and orders to:

Timothy D. Barto

SEI Investments Company

One Freedom Valley Drive

Oaks, PA 19456

Copies to:

Sean Graber

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

As filed with the Securities and Exchange Commission

On May 14, 2014

I.                                        INTRODUCTION

SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Insurance Products Trust, SEI Liquid Asset Trust, SEI Tax Exempt Trust, Adviser Managed Trust, and New Covenant Funds (each a “Trust” and together, the “Trusts”), SEI Investments Management Corporation (“SIMC” or the “Fund of Funds Adviser”) and SEI Investments Distribution Co. (the “Distributor”) (collectively referred to as the “Applicants”)(1) submit this first amended application (the “Application”) with the Securities and Exchange Commission (the “Commission”)(2) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.(3)

Applicants request that the order sought herein apply also to each existing and each future series of the Trusts, and to each existing and each future registered open-end management investment company or series thereof which is advised by the Fund of Funds Adviser or any entity controlling, controlled by or under common control with the Fund of Funds Adviser and which is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the relevant Trust (each a “Fund” and collectively, “Funds”).(4)

II.                                   THE APPLICANTS

A.                                    SEI Asset Allocation Trust (“SAAT”), SEI Daily Income Trust (“SDIT”), SEI Institutional International Trust (“SIT”), SEI Institutional Investments Trust (“SIIT”), SEI Institutional Managed Trust (“SIMT”), SEI Insurance Products Trust (“SIPT”), SEI Liquid Asset Trust (“SLAT”), SEI Tax Exempt Trust (“STET”), Adviser Managed Trust (“AMT”), and New Covenant Funds (“NCF”)

Each Trust, organized as either a Delaware statutory trust or a Massachusetts voluntary association (commonly known as a business trust), is registered under the Act as an open-end management investment company.  As of December 31, 2013, SAAT offered shares of 12 series, SDIT offered shares of 10 series, SIT offered shares of 4 series, SIIT offered shares of 21 series, SIMT offered shares of 25 series, SIPT offered shares of 6 series, SLAT offered shares of 1 series, STET offered shares of 10 series, AMT offered shares of 2 series and NCF offered shares of 4 series, which each pursue their own investment objectives and principal investment strategies.

(1)                                 All references herein to the term “Fund of Funds Adviser” or “Distributor” include successors-in-interest to the Fund of Funds Adviser or Distributor.  A successor-in-interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

(2)                                 Applicants’ initial application was filed with the Commission on March 6, 2014.

(3)                                 Certain of the Applicants previously requested and received an order under Section 6(c) of the Act granting an exemption from Rule 12d1-2(a) under the Act that permits any Fund (as defined below) that relies on Section 12(d)(1)(G) of the Act and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be considered “securities” within the meaning of Section 2(a)(36) of the Act.  See Investment Company Act Rel. No. 29,866 (Nov. 18, 2011) (notice) and Investment Company Act Rel. No. 29,884 (Dec. 14, 2011) (order).

(4)                                 All entities that currently intend to rely on the requested order are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

B.                                    SEI Investments Management Corporation

SEI Investments Management Corporation is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. SIMC is a Delaware corporation and currently serves as investment adviser for each Fund.

C.                                    SEI Investments Distribution Co.

SEI Investments Distribution Co. is a Pennsylvania corporation and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as principal underwriter and distributor for the shares of the Trusts’ Funds.

III.                              REQUESTED RELIEF

A.                                    Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)(5) or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund, the Distributor or any principal underwriter for an Underlying Fund, and any broker or dealer registered under the Exchange Act (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B). Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

Certain of the Underlying Funds currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement.(6)

(5)                                 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

(6)                                 In accordance with Condition 11, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

IV.                               LEGAL ANALYSIS

A.                                    Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of another investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.(7)

B.                                    Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

(7)                                 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Underlying Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.                                    Investments by Funds of Funds in Unaffiliated Funds

1.                                      Section 12(d)(1)(J).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).(8)  Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.                                      No Undue Influence.  Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Fund of Funds Adviser, any person controlling, controlled by, or under common control with the Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or any person controlling, controlled by, or under common control with the Fund of Funds Adviser (an “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Subadviser”), any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Fund of Funds or the Fund of Funds Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or

(8)                                 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).

employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards of trustees or directors (“Board,” as used in this Application, the term “Board” also refers to the board of directors or trustees of any entity) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(9)

b.                                      No Excessive Layering of Fees.  Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Fund of Funds Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Fund of Funds Adviser, or an affiliated person of the Fund of Funds Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).(10)

(9)                                 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

(10)                          Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

c.                                       Structure is Not Overly Complex.  Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission (or exemptive rule adopted by the Commission) permitting such Underlying Fund (or, if applicable, its respective master fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes; including investments made in money market funds in reliance on Rule 12d1-1 under the Act, or (ii) engage in interfund borrowing and lending transactions.

In the case of an investment by a Fund of Funds in an Underlying Fund that operates using a master-feeder structure, having the Fund of Funds as an investor could result in a three-tier arrangement (the Fund of Funds investing in a feeder fund that, in turn, invests in a master fund). However, Applicants do not believe this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder (i.e., an Underlying Fund that invests directly in portfolio securities).

2.                                      Section 17(a).  Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that Funds of Funds and Affiliated Funds managed by the same Fund of Funds Adviser might be deemed to be under common control of the Fund of Funds Adviser and therefore affiliated persons of one another. Applicants also state that Funds of Funds and Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.(11)

Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.(12) Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

V.                                    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies and whose requests for relief included conditions substantially similar to those included in this Application.  Reference is made to The KP Funds et al. (KP) Investment Company Act Rel. No. 30545 (June 3, 2013) (Notice); Investment Company Act Rel. No. 30586 (July 1, 2013) (the “KP Order”); The Advisors’ Inner Circle Fund, et al. (AIC) Investment Company Act Rel. No. 30412 (March 4, 2013) (Notice); Investment Company Act Rel. No. 30443 (Apr. 1, 2013) (Order) (the “AIC Order”); GPS Funds I, et al. (GPS) Investment Company Act Rel. No. 30044 (April 24, 2012) (Notice); Investment Company Act Rel. No. 30067 (May 22, 2012) (Order) (the “GPS Order”) and Aston Funds, et al. (Aston) Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice); Investment Company Act Rel. No. 29443 (Sept. 27, 2010) (Order) (the “Aston Order”).  The KP Order, the AIC Order, The GPS Order and Aston Order, each of which are, with respect to the relief hereby requested, substantially similar to this Application, in all material respects, each granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the KP, AIC, GPS and Aston Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  Unlike this Application, the KP Order, AIC Order, GPS Order and Aston Order also each allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.(13)

Reference is made to John Hancock Trust, et al. (Hancock), Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice); Investment Company Act Rel. No. 27873 (June 26, 2007) (Order) (the “Hancock Order”).  Hancock requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Hancock Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

(11)                          Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

(12)                          To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from Section 17(a) of the Act would not be necessary. The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF also is an investment adviser to the Fund of Funds.

(13)                          Certain of the Applicants previously requested and received an order under Section 6(c) of the Act granting an exemption from Rule 12d1-2(a) under the Act.  See supra note 1.

Reference is made to Massachusetts Financial Services Company, et al. (MFS), Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (March 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (March 31, 2010) (Order) (the “Lincoln Order”). The Lincoln Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Lincoln Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (Notice), Investment Company Act Rel. No. 27142 (November 8, 2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 16, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

In addition, the Commission also has granted exemptive orders to other mutual fund complexes to permit a fund of funds to invest in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act.  Reference is made to ProFunds et al., Investment Company Act Rel. No. 27599 (Dec. 14, 2006) (Notice), Investment Company Act Rel. No. 27658 (Jan. 9, 2007) (Order); The RBB Fund, Inc. et al., Investment Company Act Rel. No. 28260 (Apr. 30, 2008) (Notice), Investment Company Act Rel. No. 28288 (May 28, 2008) (Order); DFA Investment Dimensions Group, Inc., et. al., Investment Company Act Rel. No. 28637 (Feb. 26, 2009) (Notice), Investment Company Act Rel. No. 28654 (March 24, 2009) (Order); Transamerica Asset Management, Inc., et. al., Investment Company Act Rel. No. 29410 (Sept. 3, 2010) (Notice), Investment Company Act Rel. No. 29447 (Sept. 28, 2010) (Order); Jackson National Life Insurance Company, et. al., Investment Company Act Rel. No. 29442 (Sept. 27, 2010) (Notice), Investment Company Act Rel. No. 29484 (Oct. 25, 2010) (Order); and Pacific Life Insurance Company, et al., Investment Company Act Rel. No. 29944 (Feb. 13, 2012) (Notice), Investment Company Act Rel. No. 29979 (March 12, 2012) (Order); the AIC Order; and the KP Order.  Each of these applications requested similar relief to that requested by the Applicants.

VI.                               APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.                                      The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, an Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.                                      No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.                                      The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Fund of Funds Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.                                      Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.                                      No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.                                      The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.                                      Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.                                      Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.                                      Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.                               A Fund of Funds Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Fund of Funds Adviser, or an affiliated person of the Fund of Funds Adviser, other than any advisory fees paid to the Fund of Funds Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser.  In the event that a Subadviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11.                               No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission (or exemptive rule adopted by the Commission) permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes; including investments made in money market funds in reliance on Rule 12d1-1 under the Act, or (ii) engage in interfund borrowing and lending transactions.

12.                               Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

VII.                          REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

SEI ASSET ALLOCATION TRUST

SEI DAILY INCOME TRUST

SEI INSTITUTIONAL INTERNATIONAL TRUST

SEI INSTITUTIONAL INVESTMENTS TRUST

SEI INSTITUTIONAL MANAGED TRUST

SEI INSURANCE PRODUCTS TRUST

SEI LIQUID ASSET TRUST

SEI TAX EXEMPT TRUST

ADVISER MANAGED TRUST

NEW COVENANT FUNDS

By:	/s/ David F. McCann, Esq.
Name:	David F. McCann, Esq.
Title:	Vice President & Assistant Secretary

SEI INVESTMENTS MANAGEMENT CORPORATION

By:	/s/ Aaron C. Buser, Esq.
Name:	Aaron C. Buser, Esq.
Title:	Vice President & Assistant Secretary

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch, Esq.
Name:	John Munch, Esq.
Title:	General Counsel & Secretary

EXHIBIT INDEX

A.                                    Certification

B.                                    Rule 0-2(d) Verification

EXHIBIT A

SEI ASSET ALLOCATION TRUST

SEI DAILY INCOME TRUST

SEI INSTITUTIONAL INTERNATIONAL TRUST

SEI INSTITUTIONAL INVESTMENTS TRUST

SEI INSTITUTIONAL MANAGED TRUST

SEI INSURANCE PRODUCTS TRUST

SEI LIQUID ASSET TRUST

SEI TAX EXEMPT TRUST

ADVISER MANAGED TRUST

NEW COVENANT FUNDS

Certification

The undersigned hereby certifies that he is the duly elected Vice President and Assistant Secretary of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Insurance Products Trust, SEI Liquid Assets Trust, SEI Tax Exempt Trust, Adviser Managed Trust, and New Covenant Funds (each a “Trust” and collectively the “Trusts”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Act”), and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of each Trust have been taken, and the person signing and filing the Application on behalf of each Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following vote at a meeting held on January 29, 2014 in accordance with the By-laws of each Trust:

VOTED:                                              That the officers of the Trusts be, and they hereby are, authorized to prepare and execute on behalf of the Trusts, and to file with the U.S. Securities and Exchange Commission (the “SEC”), an application, and any amendments thereto, for an order pursuant to section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from sections 12(d)(1)(A) and (B) of the 1940 Act, and pursuant to sections 6(c) and 17(b) of the 1940 Act for an exemption from section 17(a) of the 1940 Act to permit series of the Trusts that operate as funds of funds to acquire and redeem shares of other registered open-end management investment companies and unit investment trusts that are within or outside the same group of investment companies (including series of the Trust).

VOTED:                                              That the proper officers of the Trusts be, and each of them hereby is, authorized and directed, for and on behalf of the Trusts, to take all action and execute all documents and make any filings that they may deem to be necessary or appropriate, the necessity of propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution and to carry out the purpose thereof.

Dated: May 14, 2014

By:	/s/ David F. McCann, Esq.
Name:	David F. McCann, Esq.
Title:	Vice President & Assistant Secretary

A-1

SEI INVESTMENTS MANAGEMENT CORPORATION

Certification

The undersigned hereby certifies that he is the duly elected Vice President and Assistant Secretary of SEI Investments Management Corporation (“SIMC”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of SIMC have been taken, and the person signing and filing the Application on behalf of SIMC is fully authorized to do so:

Dated: May 14, 2014

By:	/s/ Aaron C. Buser, Esq.
Name:	Aaron C. Buser, Esq.
Title:	Vice President & Assistant Secretary

A-2

Certification

The undersigned hereby certifies that he is the duly elected Secretary of SEI Investments Distribution Co. (“SIDCo.”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of SIDCo. have been taken, and the person signing and filing the Application on behalf of SIDCo. is fully authorized to do so:

Dated: May 14, 2014

By:	/s/ John Munch, Esq.
Name:	John Munch, Esq.
Title:	General Counsel & Secretary

A-3

EXHIBIT B

SEI ASSET ALLOCATION TRUST

SEI DAILY INCOME TRUST

SEI INSTITUTIONAL INTERNATIONAL TRUST

SEI INSTITUTIONAL INVESTMENTS TRUST

SEI INSTITUTIONAL MANAGED TRUST

SEI INSURANCE PRODUCTS TRUST

SEI LIQUID ASSET TRUST

SEI TAX EXEMPT TRUST

ADVISER MANAGED TRUST

NEW COVENANT FUNDS

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on May 14, 2014 for and on behalf of SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Insurance Products Trust, SEI Liquid Assets Trust, SEI Tax Exempt Trust, Adviser Managed Trust, and New Covenant Funds (each a “Trust” and collectively the “Trusts”); that he is the Vice President and Assistant Secretary of each Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David F. McCann, Esq.
Name:	David F. McCann, Esq.
Title:	Vice President & Assistant Secretary

SEI INVESTMENTS MANAGEMENT CORPORATION

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on May 14, 2014 for and on behalf of SEI Investments Management Corporation (“SIMC”); that he is the Vice President and Assistant Secretary of SIMC; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Aaron C. Buser, Esq.
Name:	Aaron C. Buser, Esq.
Title:	Vice President & Assistant Secretary

SEI INVESTMENTS DISTRIBUTION CO.

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on May 14, 2014 for and on behalf of SEI Investments Distribution Co. (“SIDCo.”); that he is the Secretary of SIDCo.; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John Munch, Esq.
Name:	John Munch, Esq.
Title:	General Counsel & Secretary